January 10, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Daniel Morris

100 F Street, N.E.

Washington, D.C.  20549

Re: Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 (No. 022-29119) of Aura Minerals Inc.

Dear Mr. Morris:

On behalf of Aura Minerals Inc. (the "Company"), and pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 be accelerated to 5:00 PM, Washington, D.C. time, on January 10, 2025, or as soon thereafter as practicable.

Aura Minerals Inc. hereby authorizes Christopher Doerksen, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Christopher Doerksen of Dorsey & Whitney LLP at (206) 903-8856 with any questions with respect to this request.

Sincerely,

Aura Minerals Inc

/s/ Joao Kleber Cardoso
Joao Kleber Cardoso
Chief Financial Officer

cc: Christopher Doerksen, Dorsey & Whitney LLP